David J. Baum	Direct Dial: 202-756-3346	E-mail: david.baum@alston.com

January 28, 2010

VIA EDGAR

Mr. Dominic Minore
Attorney
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2521

Re:	Cook & Bynum Funds Trust: The Cook & Bynum Fund
Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on November 25, 2009
Registration Numbers 333-158133; 811-22282
Response to comments received January 20, 2010

Dear Mr. Minore:

On behalf of Cook & Bynum Funds Trust (the “Trust”) and its sole series, The Cook & Bynum Fund (the “Fund”), accompanying this letter for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A (Amendment No. 3).  The purpose of this filing is to update the Fund’s financial information and incorporate comments received from you on the Trust’s post-effective amendment No. 1 (“Amendment No. 1”) to the Trust’s Registration Statement filed on November 25, 2009.  We hereby represent that this Post-Effective Amendment No. 3 does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

In response to your comments on Amendment No. 1 received during our telephonic conversation on January 20, 2010, please find set forth below the Trust’s responses.  Unless otherwise noted, all defined terms used in this response are as defined in Amendment No. 3.  The comments in your letter are restated herein in bold followed by our response.

The Cook & Bynum Fund (the "Fund")

A. SUMMARY PROSPECTUS

Cover Page

1.	Comment 1: Please insert the term “Trading Symbol:” before the trading symbol of the Fund.

Response

The prospectus has been revised to include the requested term.

Fees and Expenses of the Fund

2.	Comment 2: Please incorporate the text from footnote 1 into the title in the Shareholder Fee chart entitled Redemption Fee.

Response

The prospectus has been revised to include the requested disclosure.

3.	Comment 3: Please change the heading in the Annual Fund Operating Expenses Chart entitled “Net Expenses” to match the form.

Response

The prospectus has been revised to include the requested disclosure.

4.	Comment 4: Please condense footnote #2 by removing all of the text after the term “year.”

Response

The prospectus has been revised to condense the footnote as requested.

5.	Comment 5: In footnote #3, please delete the sentence “Without this agreement expenses of the Fund would be higher” and move the last sentence out of the footnote and into the body of the prospectus.

Response

The prospectus has been revised to delete the sentence in footnote #3 requested and the last sentence of that footnote has been moved to a new paragraph of the prospectus within the section entitled “The Adviser.”

6.	Comment 6: Please delete each of the sentences in the summary prospectus that state “For additional information about the Fund’s expenses, please see “Financial Highlights” in the prospectus.

Response

The prospectus has been revised to delete each of the sentences requested.

7.
Comment 7: Please revise the example by deleting the phrase “reinvest all dividends and distributions” and inserting the term “total” before the term “operating expenses” and inserting the term “expect for year 1” at the end of the second sentence.

Response

The prospectus has been revised to incorporate the changes to the example requested.

Principal Investment Strategies

8.	Comment 8: Please revise this paragraph to indicate that the Fund may invest up to 100% of its assets in foreign investments and up to 50% in emerging markets.

Response

The prospectus has been revised to include the requested disclosure.

9.	Comment 9: Please disclose that the fund may invest up to 10% of its assets in derivatives if this is a principal risk of the Fund.

Response

This disclosure was not included and the reference to this being a principal risk of the Fund was deleted.

10.	Comment 10: Please briefly indicated what constitute “special situation” investments and disclose that they may include investments in “junk bonds.”

Response

The prospectus has been revised to include the requested disclosure.

Principal Risks

11.
Comment 11: Please revise the asset allocation risk disclosure to indicate that when the Fund cannot invest in equities that it will seek to invest in “special situations,” “foreign debt” and “cash positions.”

Response

The prospectus has been revised to include the requested disclosure.

12.	Comment 12: Please revise the foreign investment risk disclosure to include the risks associated with investments made in emerging markets.

Response

The prospectus has been revised to include the requested disclosure.

Annual Total Return

13.	Comment 13: Please change the title of this section to “Performance”

Response

The prospectus has been revised to include the change requested.

Purchase and Sale of Fund Shares

14.	Comment 14: Please move the second and third sentences of this section outside of the summary prospectus and into the main prospectus.

Response

The prospectus has been revised to include the change requested.

Payments to Broker-Dealers and Other Financial Intermediaries

15.	Comment 15: Please revise this section to match the disclosure required by Form N-1A.

Response

The prospectus has been revised to include the change requested.

B.           PROSPECTUS

Principal Risks of Investing the Fund

16.	Comment 16: Please ensure that each of the principal risks listed in this section are summarized in the summary prospectus.

Response

The prospectus has been revised to ensure that each of the principal risks listed in this section are summarized in the summary prospectus.

C.           STATEMENT OF ADDITIONAL INFORMATION

17.	Comment 17: Please confirm in your response letter whether the Fund is permitted to engage in reverse repurchase agreements.

Response

The Fund does not intend to engage in reverse repurchase agreements nor does it reserve the right to do so.

Non-Fundamental

18.	Comment 18: Please delete the second sentence of item #2 in its entirety.

Response

The prospectus has been revised to include the change requested.

1940 Act Requirements

19.	Comment 19: Please include the phrase “(not including Sundays and holidays)” after the phrase “within three days.”

Response

The prospectus has been revised to include the change requested.

20.	Comment 20: In your response letter, please confirm whether the investments of the Fund are concentrated in the soft drink industry.

Response

We do not believe that the Fund is concentrated in a single industry.  It has made two investments related to soft drinks that were each in excess of 15% of the assets of the Fund, but these investments were made into two completely different facets of the business.  One of the investments is in a foreign soft-drink bottling company and distributor that also has numerous other ventures, whereas the second investment is in a company that actually manufactures the soft drinks (along with other ventures).  We do not believe that these two investments result in the Fund being concentrated in a single industry as one primarily involves distribution while the other primarily involves manufacturing.

The Trust appreciates the opportunity to respond to the issues identified during your review of the Amendment and believes the above, in conjunction with Amendment No. 3, is responsive to those issues.  If you have any questions or need any additional information, please call me at (202) 756-3346.

Sincerely,

/s/ David J. Baum

David J. Baum
Alston & Bird LLP

cc:	Richard Cook
J. Dowe Bynum Ashley Buha